April  21, 2006


Mr. Michael Moran
Branch Chief
Division of Corporation Finance
U. S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0404


Re:      CH Energy Group, Inc.
         Form 10-K for the calendar year ended December 31, 2005 Filed March 30, 2006
         File No. 333-52797

Dear Mr. Moran:

We are writing in response to your comment letter dated April 11, 2006 with respect to the above referenced filing of CH Energy Group ("Energy Group"). Responses to each of your comments, with the text of each comment, are set forth below.

Item 3 - Legal Proceedings, page 19
-----------------------------------

1. We note that you merely make reference to disclosures included in the financial statements. In future filings, please revise this item to include disclosures related to the specific items requested under his heading. We note that the section of the financial statements that you reference includes disclosures concerning future purchases and legal matters that do not appear to exceed the quantitative threshold for inclusion in this section.


In future filings, beginning with the quarterly report on Form 10-Q for the period ended March 31, 2006, we will include required disclosures related to the specific items requested under this heading.

Financial Statements
--------------------

Note 2 Regulatory Matters, page 105
-----------------------------------

Non-Utility Land Sales, page 113
--------------------------------


2. We note from your disclosure that Central Hudson has filed Notices of Intent with the PSC to sell 15 parcels of non-utility real property. Please tell us whether you have classified these properties as held for sale. Additionally, tell us what is the book value of the properties and whether you expect to record a significant gain.


These properties have not been classified as held for sale. Their book value is $333,000, which we deemed immaterial. The PSC has not completed a review of the property sales, but once that review is complete Central Hudson will finalize the sales. The magnitude of any gains on the sales is uncertain and depends on several factors, including the results of the PSC review, the market value of certain parcels at the time of sale, brokers fees and commissions and applicable taxes.


Note 11 Commitments and Contingencies, page 135
-----------------------------------------------

City of Poughkeepsie, page 138
------------------------------

3. We note your disclosure concerning a lawsuit alleging Central Hudson was negligent in supplying natural gas to a home in Poughkeepsie. Tell us whether an accrual has been established for this matter and, if so, how much. If no accrual has been established or if there is a range of additional possible loss in excess of an accrued amount, tell us whether you have estimated a range of reasonable possible loss. You indicate your insurance carrier was notified. Tell us whether you have recorded any receivable related to expected recoveries in the matter.


Central Hudson reviews legal matters with its outside counsel on a regular basis and has concluded that the likelihood of liability in this matter is remote. No accrual has been established and no receivables have been recorded for expected recoveries.

In responding to these questions Energy Group acknowledges that:


         * Energy Group is responsible for the adequacy and accuracy of the disclosure in the filing;

         * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         * Energy Group may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


If you have any questions on the foregoing, please contact Donna S. Doyle, Vice President - Accounting and Controller (845-486-5566).


                                                        Very truly yours,




                                                        Christopher M. Capone
                                                        Chief Financial Officer
                                                        CH Energy Group, Inc.